EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Immediate Report - Award of Tender for the Provision of Cellular Services to Government
Employees to Pelephone Communications Ltd. ("Pelephone")

The Company hereby reports that on July 14, 2016 a new online tender was conducted by the Accountant General in the Ministry of Finance, for the provision of cellular services to government employees (the "tender").

The subsidiary, Pelephone, which has for several years been providing cellular services to the government and its employees, further to previous tenders won by it, participated in this tender as well, which it won after being ranked in first place. Accordingly, Pelephone will continue to serve as the main provider of cellular services to government employees.

According to the terms of the tender, Pelephone is to provide cellular services to an estimated 100,000 subscribers in the civil service over a period of three years (with an option for extensions by the government for a total of 45 months beyond the 36 basic months). In addition, Pelephone is to supply approximately 10,000 end devices.

The award of this additional tender to Pelephone is expected to net it further significant income over the term of the agreement. However, the reduction in prices in the reverse bidding stage as well as the Accountant General's decision to hold separate tenders from time to time for the procurement of end equipment beyond the 10,000 devices that were included in the tender (a component that was included in its entirety in the previous tender) is expected to result in a substantial decrease in Pelephone's revenues and resulting profit compared to the revenues and profit in the previous tender. In other words, apart from the end equipment for which no tenders have yet been held, revenues from cellular services according to the tender are projected to be significantly lower than current revenues from the same services.

The forecasts by Pelephone and the Company as set out in this immediate report are forward-looking information, as defined in the Securities Law, 5728-1968. The forecasts are based on assessments, assumptions and expectations of Pelephone which might not be realized or could be realized in a different manner than described above.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.